Open Acquisition Corp.
70 East Sunrise Highway, Suite 411
Valley Stream, New York 11581
(516) 872-1000

November 4, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director H. Christopher Owings

Re:	Open Acquisition Corp. Request to Withdrawal Registration Statement on Form S-1 File No.: 333-148921

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Open Acquisition Corp. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Registration No.: 333-148921 (collectively, the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors.  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2008.

The Registrant proposed to register various securities including units, shares of common stock and warrants under the Registration Statement.  Based upon changed circumstances in the securities markets, the Registrant determined not to pursue the offering of securities pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

 If you have any questions regarding the foregoing application for withdrawal, please contact our attorneys Kenneth Schlesinger at (212) 451-2252 or Mark Lakin at (212) 451-2249.

Very truly yours,

/s/ Michael S. Liebowitz
Name: Michael S. Liebowitz Title: President and Chief Executive Officer